Mail Stop 3010

May 13, 2009

Mr. Neil A. Cotty
Chief Executive Officer
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080

      Re: Merrill Lynch & Co., Inc.
             Amendment No. 2 to Form 8-K, Item 4.01
             Filed on May 12, 2009
             File No. 001-07182

Dear Mr. Cotty:

     We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

     You may contact me at (202) 551-3472 if you have questions.

                    Sincerely,

                    Yolanda Crittendon
                    Staff Accountant